UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38482

HUYA INC.

Building A3, E-Park, 280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

HUYA Amends License Agreement for Broadcasting League of Legends Matches with a Tencent Affiliate

Guangzhou Huya Information Technology Co., Ltd. (“Guangzhou Huya”), the variable interest entity of HUYA Inc. (the “Company”), has entered into a supplemental agreement to the License Agreement for Broadcasting League of Legends Matches dated April 27, 2021 (the “License Agreement”), with Tengjing Sports & Culture Development (Shanghai) Co., Ltd., an entity affiliated with Tencent Holdings Limited (the “Supplemental Agreement”), pursuant to which certain amendments were made to the License Agreement with respect to the license arrangement thereunder for the years 2023 through 2025, including, among others: (i) Guangzhou Huya is granted non-exclusive, instead of exclusive, live broadcasting rights and on-demand broadcasting rights under the License Agreement, (ii) the scope of authorized matches for broadcasting in China under the License Agreement is expanded, including adding League of Legends World Championship for 2023 to 2025 (S13-S15), among other things, (iii) the license fee payable by Guangzhou Huya under the License Agreement is decreased to a total of RMB450 million for these three years, and (iv) Guangzhou Huya does not have sub-licensing rights.

The Board of Directors of the Company and the audit committee of the Board of Directors of the Company have each approved the Supplemental Agreement and the transactions under the License Agreement as amended by the Supplemental Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUYA Inc.

By:	/s/ Ashley Xin Wu
Name: Ashley Xin Wu
Title: Vice President of Finance

Date: January 12, 2023